Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for May 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for May 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In May 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.71% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 11.90%, 14.43% and 14.61%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 12.69%. Of which, passenger traffic for domestic, regional and international routes increased by 11.73%, 13.40% and 15.04%, respectively as compared to the same period last year. The passenger load factor was 80.79%, representing a decrease of 0.02 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and regional routes decreased by 0.12 percentage point and 0.67 percentage point, respectively, and international routes increased by 0.30 percentage point, as compared to the same period last year. The Group has newly launched Wuhan-Phuket-Wuhan route (seven flights per week) since 1 May 2018 and Wuhan-London-Wuhan route (three flights per week) since 30 May 2018.

In terms of cargo operations, in May 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 7.84% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 2.21% as compared to the same period last year. The cargo and mail load factor was 53.08%, representing a decrease of 2.97 percentage points as compared to the same period last year.

In May 2018, the Group had introduced 7 aircraft, including two A321 aircraft, three B737-800 aircraft, one B737-8MAX aircraft and one B787-9 aircraft and had terminated the lease of one B737-800 aircraft. As of the end of May 2018, the Group operated a fleet of 774 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	30	10	48
Airbus 320 Series	91	84	100	275
Boeing 787 Series	1	21	2	24
Boeing 777 Series	9	14	0	23
Boeing 757 Series	4	0	0	4
Boeing 737 Series	140	75	152	367
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26

Total	264	226	284	774

KEY OPERATION DATA OF MAY 2018

Capacity	May 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,502.56	-1.11	11.73	71,913.31	11.31
Regional	273.98	-2.44	13.40	1,319.00	13.69
International	5,986.06	-3.66	15.04	30,546.51	14.30
Total	20,762.60	-1.87	12.69	103,778.82	12.21
RTK (in million)
Domestic	1,431.96	-0.40	10.30	7,006.32	9.72
Regional	26.37	-1.97	12.62	125.42	12.70
International	1,028.16	-1.43	9.23	4,936.02	11.27
Total	2,486.50	-0.84	9.88	12,067.76	10.38
RTK - Cargo and Mail (in million)
Domestic	140.76	3.58	-2.52	673.36	-2.51
Regional	2.06	0.31	2.33	9.71	2.64
International	497.35	0.66	3.64	2,254.58	7.95
Total	640.16	1.29	2.21	2,937.66	5.34
Passengers carried (in thousand)
Domestic	9,787.22	-0.64	10.23	47,958.53	10.19
Regional	208.12	-3.97	9.40	1,020.21	9.32
International	1,428.52	-5.08	20.30	7,267.22	17.26
Total	11,423.85	-1.28	11.38	56,245.96	11.04
Cargo and mail carried (in thousand tonnes)
Domestic	88.08	2.80	-1.41	423.06	-1.22
Regional	1.80	1.72	-0.92	8.49	0.27
International	56.99	1.06	5.73	256.79	8.85
Total	146.88	2.11	1.25	688.35	2.33

Capacity	May 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,851.64	2.93	11.90	87,004.42	11.07
Regional	369.07	3.74	14.43	1,766.66	12.63
International	7,477.34	1.01	14.61	37,110.64	14.00
Total	25,698.05	2.37	12.71	125,881.73	11.94
ATK (in million)
Domestic	2,036.06	3.12	10.98	9,906.14	9.60
Regional	42.07	3.68	11.21	202.32	9.77
International	1,440.82	1.37	11.01	7,042.39	11.45
Total	3,518.94	2.40	10.99	17,150.85	10.35
ATK – Cargo and Mail (in million)
Domestic	429.41	3.87	7.66	2,075.74	4.38
Regional	8.85	3.43	0.58	43.32	0.39
International	767.86	1.68	8.03	3,702.44	9.24
Total	1,206.12	2.46	7.84	5,821.49	7.39

Load Factor	May 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	81.24	-3.31	-0.12	82.65	0.18
Regional	74.23	-4.70	-0.67	74.66	0.69
International	80.06	-3.87	0.30	82.31	0.22
Total	80.79	-3.50	-0.02	82.44	0.20
Cargo and Mail Load Factor
Domestic	32.78	-0.09	-3.42	32.44	-2.29
Regional	23.24	-0.72	0.40	22.41	0.49
International	64.77	-0.66	-2.74	60.89	-0.73
Total	53.08	-0.61	-2.97	50.46	-0.98
Overall Load Factor (RTK/ATK)
Domestic	70.33	-2.49	-0.43	70.73	0.08
Regional	62.69	-3.61	0.79	61.99	1.61
International	71.36	-2.02	-1.16	70.09	-0.11
Total	70.66	-2.31	-0.72	70.36	0.02

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 June 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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